United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
COCONNECT INC
(Name of Issuer)
Common Stock
(Title of Class of Securities)
19188W301
(CUSIP Number)
David Hunt
Turnaround Advisors, LLC
32 W. 200 South, Suite 360
Salt Lake City,  Utah  84101
801-355-7878
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Hunt David

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Source of Funds (See Instructions)

  OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  USA

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  166,666

  Shared Voting Power

  Sole Dispositive Power

  166,666

  Shared Dispositive Power

  Aggregate Amount Beneficially Owned by Each Reporting Person

  166,666 Common Stock

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  51.5

  Type of Reporting Person (See Instructions)

  OO  IN

Item 1. Security and Issuer

Common Stock, $.001 par value

Item 2. Identity and Background

  Name

  David Hunt

  Residence or Business Address

  32 W. 200 South, Suite 360
  Salt Lake City, Utah 84101

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  Managing Member, Turnaround Advisors, LLC

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  Reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  Reporting person has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws in the past five years.

  Citizenship

  USA

Item 3. Source and Amount of Funds or Other Consideration

The shares were purchased by and held in the named of Turnaround Advisors, LLC. Mr. Hunt is the Managing Member of Turnaround Advisors, LLC and maintains ownership and dispositive control of the shares. The shares were purchased in a stock purchase agreement between Turnaround Advisors, LLC and CoConnect dated December 14, 2009 for a total purchase price of $75,000.

Item 4. Purpose of Transaction

See item 3 above. The shares were acquired for investment purposes.

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  Not Applicable.

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  Not Applicable.

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Not Applicable.

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Not Applicable.

  Any material change in the present capitalization or dividend policy of the issuer;

  Not Applicable.

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Not Applicable.

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Not Applicable.

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  Not Applicable.

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Not Applicable.

  Any action similar to any of those enumerated above.

  Not Applicable.

Item 5. Interest in Securities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  The aggregate number of shares of common stock to which this Schedule 13D relates is 166,666 shares, representing 51.5% of the 323,483 shares of CoConnect, Inc.’s common stock outstanding as of December 14, 2009.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  Mr. Hunt has sole voting power and dispositive power over 166,666 shares of CoConnect, Inc. common stock.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

  See Itme 3. above

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  Not Applicable.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3. above.

Item 7. Material to Be Filed as Exhibits

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2009
Date
/s/ David Hunt
Signature
David Hunt
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)